SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TICKETMASTER GROUP, INC.
                                 (Name of Issuer)


                             COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)


                                   88633U 10 3
                                  (CUSIP Number)


                                 JAMES GALLAGHER
                                    HSN, INC.
                                   1 HSN DRIVE
                            ST. PETERSBURG, FL  33729
                                  (813) 572-8585
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 OCTOBER 23, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
         13d-1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 4 Pages





                  This Report on Schedule 13D constitutes Amendment No. 1 ("Amendment No. 1") to the Original Report on Schedule 13D filed by the Reporting Person on July 28, 1997 (as amended, the "Schedule 13D"). Capitalized terms used and not defined herein have the meanings provided in the Original Report on Schedule 13D.


         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information contained in Item 3 of the Schedule 13D is hereby amended by reference to the information set forth in Item 4 of this Amendment No. 1, which is hereby incorporated by reference herein.


         ITEM 4.  PURPOSE OF THE TRANSACTION.

                  The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  On October 23, 1997, HSN, Inc. ("HSNi") delivered a letter to the Board of Directors of Ticketmaster Group, Inc. ("Ticketmaster") proposing a transaction (the "Proposal") pursuant to which HSNi would acquire all publicly held shares of common stock, no par value, of Ticketmaster. A copy of the letter is attached hereto as an exhibit and is incorporated herein by reference, and the description herein of the Proposal is qualified in its entirety by reference to such exhibit.


         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  The information contained in Item 6 of the Schedule 13D is hereby amended by reference to the information set forth in Item 4 of this Amendment No. 1, which is hereby incorporated by reference herein.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

                  (1) Letter, dated October 23, 1997, from HSN, Inc. to the Board of Directors of Ticketmaster Group, Inc.






                                Page 2 of 4 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       HSN, INC.



                                       By: /s/ Jed B. Trosper
                                          Name:  Jed B. Trosper
                                          Title: Executive Vice President,
                                                 Chief Financial Officer
                                                 and Treasurer


         October 23, 1997



































                                Page 3 of 4 Pages





                                    EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT          DESCRIPTION                          PAGE NO.

         Exhibit 1 -      Stock Exchange Agreement/*/

         Exhibit 2 -      Letter Agreement/*/

         Exhibit 3 -      Letter, dated October 23, 1997,
                          from HSN, Inc. to the Board of
                          Directors of Ticketmaster Group,
                          Inc.



































         _____________________
         *    Previously filed.



                                Page 4 of 4 Pages